SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2011

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

This Current Report on Form 6-K is being filed for the purpose of informing that effective as of the beginning of fiscal year 2011, Copa Holdings, S.A. (the “Company”) has concluded that it operates and reports as a single business segment – providing air transportation services in Latin America, where the Company operates domestic and international flights.   Beginning with the first quarter of 2011, the Company will report financial information on a consolidated basis.  This conclusion is a consequence of the integration of Copa Airlines Colombia with Copa Airlines, as a result of which management evaluates the financial and operational results of the Company on a consolidated basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 04/08/2011
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO